ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010
__________________________________________

April 12, 2010

BY EDGAR

Ms. Michelle Roberts
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Ultra Series Fund (SEC File Nos. 002-87775; 811-04815)

Dear Ms. Roberts:

The following serves to respond to comments received from you on April 7, 2010 regarding Post-Effective Amendment No. 47 to the Ultra Series Fund (“Trust”) Form N-1A Registration Statement, which is the Trust’s annual updating amendment.  We are responding to your comments by filing with this letter marked pages from the Trust’s prospectus.  Assuming you confirm that our changes are adequate, we will then incorporate these changes into Post-Effective Amendment No. 48 to the Trust’s Form N-1A Registration Statement, which we will file pursuant to Rule 485(b) under the Securities Act of 1933.

Prospectus Comments

1.	Comment: For each fund page, please make the following changes:

a)	Under “Fees and Expenses”, delete the third sentence that starts “Please keep in mind that as a result of changing market conditions…”

b)
In the same section, if the agreement described in Footnote 1 to the fee table is intended to serve as a fee waiver or fee cap agreement, please say this.  Also, since each fund’s annual operating expenses for the year ended 12/31/08 are known, please indicate in the footnote what they are.  Finally, add a footnote 1 notation to the “Total Annual Fund Operating Expenses” line item.

c)	In the same section, for the Conservative, Moderate and Aggressive Allocation Funds only, delete footnote 2, as they funds are no longer new and expenses should therefore not be estimated.

d)
Under “Example”, in the second sentence, add the words “hold or” before the word “redeem” and in the third sentence, delete the clause “that all dividends and capital gain distributions are reinvested.”

e)	In the same section, the share class should be shown in the Example in rows and the years should be shown in columns.

f)
Under “Portfolio Turnover”, after the first sentence, add the sentence from Form N-1A that reads “A higher portfolio turnover rate may indicate higher transaction costs” (the rest of the sentence from Form N-1A may be omitted).

g)
Under “Performance”, confirm that the bar char will be presented in a horizontal fashion (it will).  Also, move the narrative after the average annual total return chart to the introductory paragraph of this section.  Finally, delete the sentence “You cannot invest directly in an index.”

h)	Under “Purchase and Sale of Fund Shares” and “Tax Information”, refer investors to the variable contract prospectus.

i)	Under “Financial Intermediary Compensation”, if relevant information is not available on the financial intermediary’s website, delete this reference.

Response:  All of these changes have been made.

2.	Comment: Please correct the following typos:

a)	Under “Principal Risks” in the Conservative Allocation Fund section, the last sentence of the first paragraph has a typo (it says “owing” and it should say “owning.”).
b)	Under “Principal Investment Strategies” in the Equity Income Fund section, the reference to “EFTs” in the last line of the fourth paragraph should be changed to “ETFs”.

Response:  These typos have been corrected

3.
Comment:  Under “Principal Risks” in the Large Cap Value and Large Cap Growth sections, market and interest rate risk are abbreviated, whereas in other fund sections, there is a more detailed discussion.  Consider changing this to be consistent with the other fund pages.

Response:  Changes have been made to provide the more detailed risk discussion.

4.	Comment: Under “Principal Investment Strategies” in the Large Cap Growth section, consider omitting the cross reference to the Large Cap Value Fund.

Response:  We have removed this cross reference.

5.	Comment: Under “Principal Risks” in the International Stock Fund section, consider adding a discussion of debt risk.

Response: A discussion of debt risk has been added..

6..
Comment:  On the back cover page, change the telephone number for the SEC’s Public Reference Room to 202-551-8090.   Also, move the “Who May Invest” paragraph to the body of the prospectus (this should not be on the back cover page).  Finally, disclose whether the Trust’s SEC documents are contained on the Trust’s website and if not, why not.

Response:  These changes have been made.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

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